UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CASTELLUM, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

14838T204

(CUSIP Number)

October 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 14838T204

1	Names of reporting persons Crom Cortana Fund, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole voting power 0
	6	Shared voting power 4,149,780(1)(2)
	7	Sole dispositive power 0
	8	Shared dispositive power 4,149,780(1)(2)
9	Aggregate amount beneficially owned by each reporting person 4,149,780(1)(2)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.9%(3)
12	Type of reporting person (see instructions) OO

(1)	These shares are held directly by Crom Cortana Fund, LLC, an entity controlled by its co-founders and general partners, Yang Yu Chen and Liam Sherif, (collectively the “Reporting Persons”). The Reporting Persons share voting and dispositive power over these securities.

(2)	Does not include 757,850 shares of the Issuer’s common stock that the Reporting Persons have sold in the open market since October 12, 2022. Includes only 445,130 of an aggregate of 1,400,000 shares of the Issuer’s common stock issuable upon the conversion of a convertible note and the exercise of a warrant, each of which contains a “blocker” provision that prohibits the conversion or exercise, as applicable, of any portion thereof if, after giving effect to such conversion or exercise, the Reporting Persons and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of the Issuer’s common stock.

(3)	The percentage is calculated based on 41,539,342 shares of the Issuer’s common stock outstanding as of November 10, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13G

CUSIP No. 14838T204

1	Names of reporting persons Liam Sherif
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole voting power 0
	6	Shared voting power 4,149,780(1)(2)
	7	Sole dispositive power 0
	8	Shared dispositive power 4,149,780(1)(2)
9	Aggregate amount beneficially owned by each reporting person 4,149,780(1)(2)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.9%(3)
12	Type of reporting person (see instructions) IN`

(1)	These shares are held directly by Crom Cortana Fund, LLC, an entity controlled by its co-founders and general partners, Yang Yu Chen and Liam Sherif, (collectively the “Reporting Persons”). The Reporting Persons share voting and dispositive power over these securities.

(2)	Does not include 757,850 shares of the Issuer’s common stock that the Reporting Persons have sold in the open market since October 12, 2022. Includes only 445,130 of an aggregate of 1,400,000 shares of the Issuer’s common stock issuable upon the conversion of a convertible note and the exercise of a warrant, each of which contains a “blocker” provision that prohibits the conversion or exercise, as applicable, of any portion thereof if, after giving effect to such conversion or exercise, the Reporting Persons and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of the Issuer’s common stock.

(3)	The percentage is calculated based on 41,539,342 shares of the Issuer’s common stock outstanding as of November 10, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13G

CUSIP No. 14838T204

1	Names of reporting persons Yang Yu Chen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole voting power 0
	6	Shared voting power 4,149,780(1)(2)
	7	Sole dispositive power 0
	8	Shared dispositive power 4,149,780(1)(2)
9	Aggregate amount beneficially owned by each reporting person 4,149,780(1)(2)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.9%(3)
12	Type of reporting person (see instructions) IN`

(1)	These shares are held directly by Crom Cortana Fund, LLC, an entity controlled by its co-founders and general partners, Yang Yu Chen and Liam Sherif, (collectively the “Reporting Persons”). The Reporting Persons share voting and dispositive power over these securities.

(2)	Does not include 757,850 shares of the Issuer’s common stock that the Reporting Persons have sold in the open market since October 12, 2022. Includes only 445,130 of an aggregate of 1,400,000 shares of the Issuer’s common stock issuable upon the conversion of a convertible note and the exercise of a warrant, each of which contains a “blocker” provision that prohibits the conversion or exercise, as applicable, of any portion thereof if, after giving effect to such conversion or exercise, the Reporting Persons and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of the Issuer’s common stock.

(3)	The percentage is calculated based on 41,539,342 shares of the Issuer’s common stock outstanding as of November 10, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13G

CUSIP No. 14838T204

Item 1.

Item 1(a). Name of Issuer:

Castellum, Inc.

Item 1(b). Address of issuer’s principal executive offices:

3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814

Item 2(a) (b) and (c). Name address and citizenship of reporting persons:

This Schedule 13G is being filed on behalf of (i) Crom Cortana Fund, a Delaware limited liability company (“Crom”); (ii) Liam Sherif, an individual who is a citizen of the United States of America (“Mr. Sherif”) and (iii) Yang Yu Chen, an individual who is a citizen of the United States of America (“Mr. Chen”) (collectively, the “Reporting Persons”).

Item 2(b). The principal business address for all reporting persons is:

Crom Cortana Fund, LLC

228 Park Avenue South PMB 57033

New York, New York 10003

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(d). Title of class of securities:

Common Stock, $0.0001 par value per share.

Item 2(e). CUSIP No.:

14838T204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 14838T204

Item 4. Ownership.

The Reporting Persons beneficially own 4,149,780 shares of the Issuer’s common stock. The other information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G, which is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 14838T204

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023

CROM CORTANA FUND, LLC

By:	/s/ Yang Yu Chen
	Name:	Yang Yu Chen
	Title:	General Partner

By:	/s/ Liam Sherif
	Name:	Liam Sherif
	Title:	General Partner